UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated December 16, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 17, 2019

Item 1

Banco Santander México, S.A.,

Institución de Banca Múltiple,

Grupo Financiero Santander México.

NOTICE

The Shareholders of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the Company”), are hereby informed that:

At the Ordinary Shareholders’ Meeting of the Company, held on November 28, 2019, it was agreed to declare the payment of a cash dividend in the amount of $5,450,000,000.00 M.N. (Five thousand four hundred and fifty million Mexican Pesos), which will be paid to the Shareholders in proportion to the number of shares they own at a rate of $0.803006413933 M.N. per share

The funds for the payment of dividends come from the net tax income account. The amount of $5,450,0000,000.00 M.N. (Five thousand four hundred and fifty million Mexican Pesos), corresponds to retained earnings after December 31, 2013, amount that will be subjected to an additional 10% tax, according to applicable tax laws.

By virtue of the foregoing, the Shareholders of the Company are notified that the dividend will be available to them as of December 27, 2019, through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in Mexico City.

Mexico City, December 16, 2019

_______________________________

 Lic. Fernando Borja Mujica

Secretary of the Board of Directors